June 18, 2008

Mr. John Reynolds, Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Commission File 001-01550
Form 10-K for the year ended December 31, 2007
Form 8-K filed May 29, 2008

VIA EDGAR

Dear Mr. Reynolds:

On behalf of Chiquita Brands International, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 30, 2008 addressed to Mr. Fernando Aguirre regarding the subject filings (the “Comment Letter”). For the convenience of the Staff, each response has been numbered to correspond to the comments in the Comment Letter.

Schedule 14A

Compensation of Executive Officers, page 23

1.	The company’s proxy describes various targets used to measure performance for the Annual Incentive Program Awards and Equity-Based Compensation under Annual Restricted Stock Grants for fiscal year 2007. The company, however, has not provided quantitative disclosure of the terms of the necessary targets to be achieved under each component for your named executive officers to earn their performance bonuses under these incentive-based compensation programs. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide us a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The supplemental analysis, which should address the performance targets under the Annual Incentive Program, should be based on the 2008 proxy statement. In addition, please supplementally advise us, within the timeframe below, whether the company’s targets for the fiscal year 2008 are expected to be materially different from those of fiscal year 2007. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Targets for Fiscal Year 2008. We advise the Staff that, as is discussed in our 2008 proxy statement (page 27), the performance measures used for determining Annual Incentive Program Awards (bonuses) for our executive officers in 2008 will be a combination of (a) net income above a threshold amount and (b) total revenue from new products. Our approach to the payment of annual incentive bonuses in 2008 differs from the approach used in 2007 in certain respects, but does not represent a material change with respect to the performance measures upon which bonuses for executive officers will be based. As noted in the 2008 proxy statement, we also maintain a Long Term Incentive Program (“LTIP”) which vests based on performance achieved during overlapping three-year performance cycles. Cycles that commenced prior to 2008 vest based on the attainment of performance targets tied to cumulative earnings per primary share. As described on pages 30-31, for the performance period that commenced in 2008 (applicable to the 2008-2010 cycle), vesting will be based on (a) cumulative earnings per primary share (“EPS”) for 50% of the award and (b) relative total shareholder return (“TSR”) for the other 50% of the award. The purpose of this change was to align the interests of executives directly with those of shareholders and to include a component prevalent in market compensation practices under which our performance would be judged relative to our peers rather than on an absolute basis. As explained in the proxy statement, the Compensation Committee was mindful of the importance of bonuses and the LTIP to attract and retain executives.

We note the Staff’s reference to Annual Restricted Stock Grants. As discussed on pages 28-29, our Annual Restricted Stock Grants are time-based awards and, while individual awards are influenced by an individual performance factor, this element of compensation does not include performance-based targets. Accordingly, we do not believe that additional disclosure is required for those grants. The Staff’s questions on those components of executive officer compensation which are performance-based, namely bonus and LTIP awards, are discussed below.

Disclosure of Performance Targets in Future Proxy Statements. We believe that in future proxy statements it is appropriate to omit quantitative disclosure of the targets for three of the four performance measures currently applicable to our bonus and LTIP awards, namely net income, EPS, and revenue from new products. As discussed below, we believe that this quantitative disclosure would result in substantial harm to our competitive position and is not material to an understanding of those components of our compensation of our named executive officers. One component of the LTIP program, TSR, is based on our performance relative to specified peer group companies. It does not include any specific targets because, as described on pages 30-31 of the 2008 proxy statement, achievement of threshold, target and maximum awards for this component are based on our future performance relative to the specified peer group (at the 25th, 50th and 75th percentile). We commit to continue to disclose in future proxy statements how the threshold, target and maximum awards will be calculated under this metric.

Competitive Harm. As discussed below, we believe that quantitative disclosure of annual and long-term performance incentive targets relative to (a) net income, (b) EPS and (c) revenue from new products would result in substantial competitive harm to us from competitors, suppliers and customers. Although we generally provide information about business trends and outlook, we do not provide annual or quarterly guidance to investors on these or other similar enterprise-wide measures. Our board of directors believes that it is not in our best interest to provide such guidance, for a number of reasons, including the volatility of our industry and the degree of earnings impact that can occur from changes or events over which management has limited or no control (such as weather disruptions and fluctuations in currency exchange rates and global market prices for commodity inputs). Disclosing performance targets would be a significant departure from any disclosure we currently provide.

Net income and EPS. If we disclosed quantitative performance targets with respect to net income and EPS, there is a high risk that our competitors, suppliers and customers could, using other publicly available information, estimate competitively sensitive parameters about our expected performance, particularly in the banana segment, which represents a substantial part of our revenues and earnings (both before and after giving effect to the previously announced sale of our subsidiary Atlanta AG). In this industry, in which there are relatively few competitors worldwide, and even fewer competitors subject to these public disclosure rules, this could have a significant negative impact on us. Because we already disclose significant information about our cost structure (such as hedging, industry costs, internal cost savings programs, depreciation and amortization, and interest expense) as well as banana volumes by market (both in millions of boxes for prior years and in year-over-year percentage changes for each quarterly period), our competitors, suppliers and customers could use the performance targets to estimate the banana pricing we are striving to achieve in our core markets. If our competitors, customers and suppliers successfully estimate our pricing expectations, it could cause us substantial competitive harm in a number of ways, including:

•	Since most of our sales are based on a competitive bidding process, competitors could underbid us in an effort to win business;

•	Suppliers of bananas could use estimates of our price expectations in negotiations relating to the price at which they sell bananas to us; and

•	Our customers for bananas could use estimates of our banana pricing expectations in negotiations with us regarding pricing or other terms of purchase or as a basis to seek alternative suppliers.

Revenue from new products. By the same token, we believe that quantitative disclosure of the targets relative to revenue from new products, which is expressed as a dollar amount based on an annual analysis of expected projects, would also lead to significant competitive harm. Since competitors generally know what types of new products we are testing in the market, and which test products would normally have higher or lower budgets (based on the particular product, size of test market and stage of introduction), if we disclosed the exact targets, our competitors could estimate which projects are being cut back or increased. They then could react accordingly, for example, by focusing their attention in the marketplace on products where they conclude we may be most vulnerable. Moreover, to preserve the deductibility of executive compensation, the targets must be established within 90 days of the beginning of the year. Because new product innovation programs are inherently uncertain, the schedule and scope of new product launches may change significantly as the year progresses. If we disclosed specific target amounts which were set early in a given year, our investors would expect substantive explanations of the process and calculations in connection with achievement of those targets which, in turn, would require disclosure of highly competitively sensitive information. Any more detailed discussion of targets could allow competitors to anticipate the magnitude and expected timing for the launch of specific products or product categories in certain geographies, allowing them to mount aggressive responses that would be competitively harmful to us.

Prospective vs. historic disclosure of targets. We believe that any disclosure of LTIP performance for the component based on EPS within a pending three-year cycle, even after one or two completed years, would lead to the same competitive harm, since, as described on pages 29-30 of the 2008 proxy statement, this component is calculated using an estimate for the first year and a level of earnings growth based on the estimate for the company at that time as reported in the Institutional Brokers Estimate System. While operating results would be disclosed for fiscal periods which have been completed, if competitors, customers and suppliers also were able to compare the actual results with the targets which had been previously set, they could glean additional information about our strategic plans.

Materiality. We do not believe that disclosure of specific performance targets for net income, EPS and revenue from new products is material to Chiquita investors in the context of understanding executive compensation. The payout “bookends” are set forth in the Grants of Plan-Based Awards table (page 37 in the 2008 proxy statement), including the maximum payout to each named executive officer, assuming the maximum individual performance factor. We have in the past disclosed, and expect to continue to disclose quarterly any material year-on-year changes in the levels of incentive compensation expense for the company as a whole. For example:

•	on pages 19 and 21 of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, adverse changes in operating income in both the Banana and Salads and Healthy Snacks segments compared to the corresponding quarter of 2006 were offset in part by $3 and $4 million, respectively, of lower incentive compensation accruals;

•	on pages 19 and 22 of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, the operating losses in the Banana Segment compared to the corresponding three and nine-month periods of 2005 were partially offset by $7 and $9 million, respectively, from “lower accruals for performance-based compensation due to lower operating results relative to targets.”

For the metric of revenue from new products, since we have previously publicly disclosed a long-term goal of obtaining 5% of our revenues from new products, it is not material to investors to know the specific dollar goal in any particular year.

Moreover, if we provided quantitative targets in future proxy statements for net income, EPS and revenue from new products in addition to the significant historic metrics and forward-looking information about many components of our cost structure we already disclose, the investing public might interpret these metrics as “guidance.” This would not only violate our board’s policy against providing guidance, it could affirmatively and significantly mislead the investing public, particularly in a year in which there is unexpected volatility resulting from factors outside the control of management. This in turn could not only have a negative impact on us and on our stock price, but in some cases could result in competitive harm if investors, as well as customers and suppliers, interpreted any departures from targets as reflective of management weakness when, in fact, our ability to respond to the external challenges may be indicative of management strength.

Alternate Disclosure regarding Degree of Difficulty. We believe that even without quantitative disclosure of performance targets, the disclosure contained in our 2008 proxy statement complies with the requirements of Instruction 4 to Item 402(b) of Regulation S-K because we disclose the degree of difficulty for executive officers to achieve bonus and LTIP payments.

With respect to bonus awards, this disclosure provides shareholders with a historical track record of the attainment by our executive officers of annual incentive awards for the period from 2002 to 2007; specifically, as noted on page 27 of the 2008 proxy statement, our achievement of performance-based awards in recent years was 0% for 2002, 125% for 2003, 138% for 2004, 150% for 2005, and 0% for each of 2006 and 2007. This disclosure illustrates both the degree of difficulty in achieving annual incentive award targets and the impact that the volatile nature of our industry has upon the achievement of such awards.

In addition, the 2008 proxy statement and Note 13 to our Consolidated Financial Statements for the fiscal year ended December 31, 2007 indicate that we did not expect our executive officers to attain the performance goals applicable to the three-year LTIP award cycles which were then outstanding (2006-2008 and 2007-2009). We also indicated that, as a result, no expense had been recognized for the year 2007 with respect to those awards. These disclosures clearly indicate both the degree of difficulty in achieving our long-term performance targets, which are aspirational in nature, and how quickly such targets can become unrealistic as result of the volatility inherent in our industry. Further, in our description of the LTIP on page 31 of the 2008 proxy statement, we state, “The threshold, target and maximum earnings per primary share performance objectives were set at levels expected to result in an approximate probability of payout at 80% for threshold, 50% for target and 10% for maximum.”

We believe that these disclosures are very illustrative of the difficulty of attaining annual and long-term performance goals and we intend to continue to disclose this type of analysis in future proxy statements.

In conclusion, we believe that our current approach to disclosure of performance goals applicable to the compensation of named executive officers complies with the requirements of Item 402(b) of Regulation S-K.

Other Information, page 54

2.	On page 34 of the December 31, 2007, Form 10-K, the company discloses that “information required by this Item 13 is incorporated herein by reference from the applicable information set forth in ‘Other Information – Related Person Transactions’ and ‘Information About the Board of Directors and Its Committees’ which will be included in Chiquita’s definitive Proxy Statement to be filed with the SEC in connection with the 2008 Annual Meeting of Shareholders.” Other than a description of the policy required by Item 404(b) of Regulation S-K, we have not found any disclosures in the proxy statement related to transactions with related persons, promoters, and certain control persons. Please tell us why your definitive proxy statement does not contain Item 404 disclosure, other than the policy disclosure.

We advise the Staff that the proxy statement does not contain Item 404 disclosures of specific transactions with related persons, promoters and certain control persons because there were no such reportable transactions. In future annual reports on Form 10-K, we will clarify in Item 13 that such reportable transactions, if any, will be incorporated therein by reference from the applicable information, if any, set forth under an appropriate title in our definitive Proxy Statement in connection with the Annual Meeting of Shareholders.

Form 10-K Filed February 29, 2008

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 3

3.	Please clearly define the terms ‘value-added produce’ and ‘value-added salads’ within the Overview to your MD&A.

We advise the Staff that the terms “value-added produce” and “value-added salads” are more fully described on pages 8 and 9 of our Form 10-K and broadly refer to ready-to-eat, packaged vegetable and fruit items and ready-to-eat, packaged salads. We have routinely used these terms in other public disclosures and investor presentations. We will describe these terms more fully in future annual and quarterly reports.

4.	Your discussion of risks at page 4 states that the company anticipates significantly increased costs for purchased fruit and vegetables, as well as increased costs for its own production of bananas in 2008. Please expand such discussion to address the specific drivers of the expected cost increases. Your disclosures currently identify risks with a view towards historical impact while disclosures regarding expectations are limited to your overarching statement above.

We advise the Staff that consistent with the requirements of Item 303 of Regulation S-K, we have identified trends and uncertainties in our Management’s Discussion and Analysis of Financial Condition and Results of Operations that we reasonably believe will impact our income from continuing operations. We believe it is important to identify to investors the variable components of our cost structure and any known expectations of these components. We also believe it is useful to investors to illustrate how these factors have previously impacted our results of operations. The first paragraph on page 4 describes the risks that are the material trends and uncertainties facing the company in 2008, and are listed in the perceived order of magnitude. Following this paragraph are bullets further describing these risks. The Staff’s comment references the first bullet, which provides further description of the trends of rising industry and other costs that are expected to most significantly impact our business in 2008: significant expected cost increases for purchased fruit and vegetables, as well as our own production of bananas, which is part of continuing trends of increases in fuel and transportation costs, the costs of paper and plastic used in packaging and, in the case of purchased fruit and vegetables, factors related to supply and demand. We believe that the examples of the historical impact of these trends, as well as the forward-looking statements included about the expected continuation of these trends, provide appropriate insight and perspective as to how these costs may impact our future results.

We also advise the Staff that this description of these cost trends is consistent with the first risk factor, “Increases in commodity or raw product costs, such as fuel, paper, plastics and resins, could adversely affect our operating results,” included under Item 1A on page 16 of our annual report on Form 10-K, which concludes with the sentence: “We expect significant year-on-year increases in industry and other costs in 2008.”

Note 2 – Restructuring, page 39

5.	We note that you implemented a restructuring plan in October 2007 and your MD&A indicates that consolidation of certain operations will occur in 2008. Please revise your disclosures at Note 2 to clearly indicate an expected completion date and the total dollar amount expected to be incurred in connection with each major type of cost associated with the restructuring activity (i.e. severance, facility closures, etc.). Disclose the specific dollar amount of the assets held for sale, included in the line item ‘Investments and other assets, net’. Also, include the impact of the charge on each reportable segment, as required by paragraph 20(d) of SFAS 146.

We advise the Staff that the majority of our restructuring plan was complete at December 31, 2007, and substantially all of the restructuring-related costs, including almost all severance-related actions, were included in the $26 million restructuring charge taken during the fourth quarter of 2007. The remaining restructuring-related expense to be recorded in 2008 is not expected to be material – less than $1 million; it relates to certain severance costs being recorded over the requisite service periods and any final adjustments due to the sale of assets held for sale. We disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 14 that the facility closures were expected to be completed during the first quarter of 2008. In future annual and quarterly reports, we will supplement our disclosure in the notes, as appropriate, to disclose the completion dates and costs for any facility closures and severance actions.

Assets held for sale as a result of the restructuring plan were approximately $7 million. We do not believe this is material for separate disclosure because it is immaterial to both “Investments and other assets, net” and “Total assets.”

With respect to the segment reporting, the chief operating decision maker viewed and managed the restructuring costs separately from the results of the operating segments, and did not view or manage the results of the operating segments to include the costs of the restructuring plan. As a result, the restructuring costs were not allocated to our reportable business segments but were reported as a single reconciling item in the segment disclosures. This accounting treatment is in accordance with paragraph 29 of Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information” which states, “the amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing an enterprise’s general-purpose financial statements and allocations of revenues, expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment’s profit or loss that is used by the chief operating decision maker.”

6.	Your disclosures under the caption ‘Chiquita Chile’ at page 42 describe restructuring activities within the context of SFAS 146. It does not appear your disclosures at Note 2 to the financial statements describe such activities. Accordingly, please revise your footnote disclosures to provide the requirements of SFAS 146, paragraph 20. Also, please disclose where you have recorded the gain from the sale of the three plants and other assets in Chile.

We advise the Staff that the sale of owned assets and exit of leases in Chile were viewed separately from the restructuring described in Note 2 on page 39. Accordingly, the costs related to the disposition of Chilean assets and leases were not included in “Restructuring” in the Consolidated Statement of Income and were disclosed separately. However, severance and disposal charges related to the Chilean operating assets were recorded in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” In accordance with SFAS No. 146, we disclosed in Note 3 under the caption ‘Chiquita Chile’ a description of this exit and disposal activity and the total amount recorded for each major type of activity. We disclosed that we expected to complete the disposal of the one remaining farm in 2008. There was no related expense accrual at December 31, 2007 because we did not expect additional costs in 2008. During the total year 2007, we recorded $7 million for inventory write downs, severance and other expenses and $6 million for the exit of leases, offset by a $3 million net gain on the sale of the plants and other assets. Each of these was recorded in Cost of Sales and was included in the Other Produce segment, as disclosed on page 11 of Management’s Discussion and Analysis of Financial Condition and Results of Operations. In future annual and quarterly reports, as appropriate, we will supplement our disclosure to indicate the income statement location of these items and the segment in which they are included.

Note 3 – Acquisitions and Divestitures, page 39

Acquisition of Fresh Express, page 39

7.	We note your disclosure at page 40 indicating that the fair value of fixed assets and other intangible assets acquired in your purchase of Fresh Express was based on independent appraisals. Given your reference to the use of such appraisals, the experts that prepared such appraisals should be named, and the respective consents of such experts should be filed as exhibits in future Exchange Act reports. As an alternative, you may delete all references to third-party appraisals in future Exchange Act filings. Please explain to us how you plan to address this comment in future filings.

We advise the Staff that we plan to delete any reference to independent appraisers in future annual and quarterly reports. However, if we determine that it is necessary or appropriate to refer to any independent appraiser, we will name such firm and file its consent as an exhibit to the relevant filing.

Note 8 – Leases and Non-Cancelable Purchase Commitments, page 46

8.	We note you have realized a gain on the sale of your refrigerated cargo ships and related spare parts of approximately $102M which has been deferred and will be amortized to the Consolidated Statements of Income over the initial leaseback periods, at a rate of approximately $14M per year. We also note that these ships are highly specialized, in both size and technology, for international trade in bananas and other refrigerated products. Please tell us how you determined that the deferred gain should be recognized over the initial leaseback period of seven years using the guidance of SFAS 28.

We advise the Staff that the gain on the sale-leaseback of the ships was deferred in accordance with paragraph 33 of SFAS No. 13, “Accounting for Leases,” as amended by SFAS No. 28, “Accounting for Sales with Leasebacks,” because the leaseback did not meet any of the exception criteria in paragraph 33, as amended.

With respect to the specialized nature of the ships, we advise the Staff that there is an active global market for the service of refrigerated ships, and the ships sold represent only a fraction of specialized reefer ships globally. Sufficient planning will provide us feasible alternatives to the renewal of these leases upon the expiration of their initial seven-year terms. Further, the lease agreements do not contain bargain purchase options or penalties for not extending the leases and extension of the leases is at our option, not at the option of the lessor. The decision whether or not to renew the ship charters beyond their initial seven-year terms will not be made for several years, and will be based on the circumstances and facts then available. Therefore, we believe that it is appropriate to recognize the gain over the initial seven-year lease terms.

Note 17 – Contingencies

9.	We note your disclosure indicating that other than the $20M and $25M accruals at December 31, 2007 and December 31, 2006, respectively, related to your plea agreement with the U.S. Department of Justice, the consolidated balance sheets do not reflect a liability for the remaining contingencies noted. Please revise your disclosures to indicate an estimate of the possible loss or range of loss of each contingency, or state that such an estimate cannot be made. See paragraph 10 of SFAS 5, ‘Accounting for Contingencies.’

We believe the description of each contingency implies that potential losses cannot be reasonably estimated. We will supplement our disclosure in future annual and quarterly reports to include language similar to the following, as appropriate: either (a) “At this time, we have determined that a loss for this contingency is not probable and therefore no amount has been accrued for this contingency in the consolidated financial statements.”; or (b) “At this time, we are not in a position to estimate an amount or range of the possible loss, and therefore no amount has been accrued for this contingency in the consolidated financial statements.”

Form 8-K Filed May 29, 2008

10.	Please amend your Form 8-K to state whether your former auditor resigned, declined to stand for re-election, or was dismissed. Refer to Item 304(a)(1)(i) of Regulation S-K for additional guidance. In addition, include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

We believe that, when the first sentence of the first paragraph of Item 4.01 of the Form 8-K (“As a result of a competitive request for proposal process…”) and first sentence of the second paragraph (“…the Audit Committee notified Ernst & Young … that it will not be retained…”) are read together, we believe it is clear that Ernst & Young was dismissed rather than having resigned or refused to stand for re-election. We also note that our proxy statement for the 2008 Annual Meeting of Shareholders explained that the Audit Committee had issued a Request For Proposal for the audit engagement, that the firm selected would begin to serve as auditors in the second quarter of 2008 and that, in the interim, Ernst & Young had been appointed to serve for the first quarter.

For these reasons, we do not believe it is necessary to amend the Form 8-K to use the word “dismissed” in connection with the change of auditors.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please contact me at the Company’s address or by phone.

Sincerely,

/s/ Brian D. Donnan
Brian D. Donnan
Vice President, Controller and Chief Accounting Officer

250 East Fifth Street

Cincinnati, Ohio 45202

(513) 784-8795/Fax: (513) 361-2487

cc:	Edwin S. Kim

David Walz

Fernando Aguirre

Jeffrey M. Zalla